EXHIBIT 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

Hangzhou, China – February 23, 2023 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading technology-focused intelligent learning company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights1

•	Total net revenues were RMB1.5 billion (US$210.8 million), representing a 38.6% increase from the same period in 2021.

○	Net revenues from learning services were RMB806.3 million (US$116.9 million), representing a 39.2% increase from the same period in 2021.

○	Net revenues from smart devices were RMB407.0 million (US$59.0 million), representing a 28.1% increase from the same period in 2021.

○	Net revenues from online marketing services were RMB240.8 million (US$34.9 million), representing a 58.6% increase from the same period in 2021.

•	Gross margin was 53.3%, compared with 42.5% for the same period in 2021.

Fiscal Year 2022 Financial Highlights

•	Total net revenues were RMB5.0 billion (US$726.8 million), representing a 24.8% increase from 2021.

○	Net revenues from learning services were RMB3.1 billion (US$447.2 million), representing a 26.3% increase from 2021.

○	Net revenues from smart devices were RMB1.3 billion (US$182.2 million), representing a 28.2% increase from 2021.

1 As previously disclosed, in compliance with applicable regulatory requirements, the Company had ceased to offer the after-school tutoring services on academic subjects in China’s compulsory education system (the “Academic AST Business”) at the end of December 2021. The Academic AST Business met the criteria of discontinued operations. Retrospective adjustments to the historical statement of operations have also been made to provide a consistent basis of comparison for the financial results of the continuing operations. The financial information and non-GAAP financial information included in this press release are presented on a continuing operations basis, unless otherwise specifically stated.

○	Net revenues from online marketing services were RMB672.4 million (US$97.5 million), representing a 13.2% increase from 2021.

•	Gross margin was 51.6%, compared with 49.5% for 2021.

“Our ongoing investment in AI technology facilitated our ability to consistently introduce and broaden our digital content services and smart device offerings throughout 2022. In both the third and fourth quarters, the net revenues from our digital content services covered its costs and operating expenses, showing the improved health of our business. Our new smart devices launched in the second half of 2022, including upgraded dictionary pens and smart learning pads, were highly recognized by customers, which led to strong sales growth during the November 11 Shopping Festival. As a result of the solid performance of our new services and smart devices, we achieved record-high net revenues and our first-ever income from operations in the fourth quarter. Our improved financial and operating indicators demonstrate that we have the right strategy in place to support our growth trajectory,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Years of experience have taught us that the full value of AI cannot be realized on its own. To effectively support users, technologies must be integrated with sound business scenarios. Looking ahead, we will continue to prioritize our users. By leveraging our advanced technology and innovation, we will continue to introduce additional high-quality educational products and services to meet users’ diverse and personalized demands.” Dr. Zhou concluded.

Fourth Quarter 2022 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2022 were RMB1.5 billion (US$210.8 million), representing a 38.6% increase from RMB1.0 billion for the same period of 2021.

Net revenues from learning services were RMB806.3 million (US$116.9 million) for the fourth quarter of 2022, representing a 39.2% increase from RMB579.3 million for the same period of 2021. The year-over-year growth was primarily driven by the strong sales performance from the new services initiated after the implementation of the “Double Reduction” Policy.

Net revenues from smart devices were RMB407.0 million (US$59.0 million) for the fourth quarter of 2022, representing a 28.1% increase from RMB317.7 million for the same period of 2021, primarily driven by the popularity of Youdao’s newly launched products, such as the Youdao Dictionary Pen X5.

Net revenues from online marketing services were RMB240.8 million (US$34.9 million) for the fourth quarter of 2022, representing a 58.6% increase from RMB151.8 million for the same period of 2021. The year-over-year increase in revenues from online marketing services was mainly attributable to the increase in performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2022 was RMB774.7 million (US$112.3 million), representing a 74.0% increase from RMB445.3 million for the same period of 2021. Gross margin increased to 53.3% for the fourth quarter of 2022 from 42.5% for the same period of 2021.

Gross margin for learning services increased to 64.1% for the fourth quarter of 2022 from 51.4% for the same period of 2021, primarily attributable to the significant increase in revenues, improved economics of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for smart devices increased to 46.2% for the fourth quarter of 2022 from 30.8% for the same period of 2021. The improvement was mainly attributable to the popularity of Youdao’s newly launched Youdao Dictionary Pen X5, which carries a higher gross margin than other products.

Gross margin for online marketing services was 29.2% for the fourth quarter of 2022, compared with 32.6% for the same period of 2021. The decrease was mainly attributable to the increase in performance-based advertisements through third parties’ internet properties, which typically have a lower gross margin profile.

Operating Expenses

Total operating expenses for the fourth quarter of 2022 were RMB750.0 million (US$108.7 million), compared with RMB693.6 million for the same period of last year.

Sales and marketing expenses for the fourth quarter of 2022 were RMB515.9 million (US$74.8 million), representing an increase of 22.7% from RMB420.4 million for the same period of 2021. This increase was mainly driven by increasing sales and marketing efforts associated with Youdao’s learning services and smart devices.

Research and development expenses for the fourth quarter of 2022 were RMB179.5 million (US$26.0 million), representing an increase of 5.4% from RMB170.2 million for the same period of 2021. The increase was primarily due to higher payroll-related expenses associated with a larger number of development and technology professionals in smart devices.

General and administrative expenses for the fourth quarter of 2022 were RMB54.6 million (US$7.9 million), representing an increase of 18.4% from RMB46.1 million for the same period of 2021. The increase was mainly attributable to an increase in employee related expenses in the fourth quarter of 2022.

Impairment of intangible assets from business combination for the fourth quarter of 2021 reflected the impairment of the intangible assets related to a subsidiary acquired due to the adverse development of its business and change of the regulatory environment.

(Loss)/Income from Operations

As a result of the foregoing, income from operations for the fourth quarter of 2022 was RMB24.7 million (US$3.6 million), compared with loss from operations of RMB248.3 million for the same period in 2021. The margin of income from operations was 1.7%, compared with margin of loss from operations of 23.7% for the same period of last year.

Net (Loss)/Income from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net income from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2022 was RMB12.3 million (US$1.8 million), compared with net loss from continuing operations attributable to Youdao’s ordinary shareholders of RMB215.9 million for the same period of last year. Non-GAAP net income from continuing operations attributable to Youdao’s ordinary shareholders for the fourth quarter of 2022 was RMB31.1 million (US$4.5 million), compared with Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders of RMB168.2 million for the same period of last year.

Basic and diluted net income from continuing operations per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2022 was RMB0.10 (US$0.01), compared with basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders of RMB1.75 for the same period of 2021. Non-GAAP basic and diluted net income from continuing operations per ADS attributable to ordinary shareholders was RMB0.25 (US$0.04), compared with Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders of RMB1.37 for the same period of 2021.

Balance Sheet

As of December 31, 2022, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB1.0 billion (US$147.4 million), compared with RMB1.6 billion as of December 31, 2021. For the fourth quarter of 2022, net cash provided by continuing operating activities was RMB84.1 million (US$12.2 million), capital expenditures totaled RMB3.8 million (US$0.5 million), and depreciation and amortization expenses amounted to RMB11.7 million (US$1.7 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan in future periods in light of the changing regulatory environment, generate operating cash flows and continue to be able to obtain outside sources of financing as necessary for Youdao’s future development. As of the date of this release, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans and US$80.0 million long-term loans with maturity dated March 31, 2024 drawn down under the US$300.0 million revolving loan facility.

As of December 31, 2022, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.1 billion (US$154.7 million), compared with RMB1.1 billion as of December 31, 2021.

Fiscal Year 2022 Financial Results

Net Revenues

Net revenues for 2022 were RMB5.0 billion (US$726.8 million), representing a 24.8% increase from RMB4.0 billion for 2021.

Net revenues from learning services were RMB3.1 billion (US$447.2 million) for 2022, representing a 26.3% increase from RMB2.4 billion for 2021. The increase was primarily driven by the strong sales performance from the new services initiated after the implementation of the “Double Reduction” Policy.

Net revenues from smart devices were RMB1.3 billion (US$182.2 million) for 2022, representing a 28.2% increase from RMB980.4 million for 2021. The increase was primarily driven by the popularity of Youdao’s newly launched products, such as the Youdao Dictionary Pen X5.

Net revenues from online marketing services were RMB672.4 million (US$97.5 million) for 2022, representing a 13.2% increase from RMB593.9 million for 2021. The increase was attributable to the increase in the sales of performance-based advertisements through third parties’ internet properties.

Gross Profit and Gross Margin

Gross profit for 2022 was RMB2.6 billion (US$375.0 million), compared with RMB2.0 billion for 2021. Gross margin for 2022 was 51.6%, compared with 49.5% for 2021.

Gross margin for learning services increased to 62.0% for 2022 from 59.8% for 2021, primarily attributable to the significant increase in revenues, improved economics of scale and ongoing optimization of Youdao’s faculty compensation structure.

Gross margin for smart devices increased to 39.1% for 2022 from 36.9% for 2021, primarily attributable to the substantial rise in sales volume of Youdao Dictionary Pen X5, which carries a higher gross margin than other products.

Gross margin for online marketing services was 27.4% for 2022, keeping flat with 28.1% for 2021.

Operating Expenses

Total operating expenses for 2022 were RMB3.4 billion (US$487.3 million), representing an increase of 14.6%, compared with RMB2.9 billion for 2021.

Sales and marketing expenses for 2022 were RMB2.3 billion (US$337.5 million), representing an increase of 12.1%, compared with RMB2.1 billion for 2021. This increase was mainly driven by increasing sales and marketing efforts associated with Youdao’s learning services and smart devices.

Research and development expenses for 2022 were RMB803.8 million (US$116.5 million), representing an increase of 32.3%, compared with RMB607.4 million for 2021. The increase was primarily due to higher payroll-related expenses associated with a larger number of development and technology professionals in smart devices and education digitalization solutions.

General and administrative expenses for 2022 were RMB229.2 million (US$33.2 million), representing an increase of 20.4%, compared with RMB190.3 million for 2021. The increase was mainly attributable to an increase in employee related expenses in 2022.

Impairment of intangible assets from business combination for 2021 reflected the impairment of the intangible assets related to a subsidiary acquired due to the adverse development of its business and change of the regulatory environment.

Loss from Operations

Loss from operations for 2022 was RMB774.7 million (US$112.3 million), compared with RMB943.2 million for 2021. The margin of loss from operations was 15.5%, compared with 23.5% for 2021.

Net Loss from Continuing Operations Attributable to Youdao’s Ordinary Shareholders

Net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2022 was RMB720.9 million (US$104.5 million), compared with RMB895.4 million for 2021. Non-GAAP net loss from continuing operations attributable to Youdao’s ordinary shareholders for 2022 was RMB639.9 million (US$92.8 million), compared with RMB788.3 million for 2021.

Basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders for 2022 was RMB5.83 (US$0.84), compared with RMB7.36 for 2021. Non-GAAP basic and diluted net loss from continuing operations per ADS attributable to ordinary shareholders was RMB5.18 (US$0.75), compared with RMB6.48 for 2021.

Operating Cash Flow from Continuing Operations

For 2022, net cash used in continuing operating activities was RMB531.4 million (US$77.0 million), capital expenditures totaled RMB69.8 million (US$10.1 million), and depreciation and amortization expenses amounted to RMB42.2 million (US$6.1 million).

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. As of the date of this release, the Company accumulatively repurchased an aggregate of approximately 1.8 million ADSs for approximately US$10.0 million from the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 5:00 a.m. Eastern Time on Thursday, February 23, 2023 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, February 23, 2023). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	8917789

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until March 2, 2023:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8917789

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading technology-focused intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted income/(loss) from continuing operations per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders as net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets from business combination, impairment of long-term investments, impairment of intangible assets from business combination, income tax effects of above GAAP to non-GAAP reconciling items, and adjustment for GAAP to non-GAAP reconciling items for the income/(loss) attributable to noncontrolling interests. Non-GAAP net income/(loss) from continuing operations attributable to the Company’s shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the fourth quarter and full year of 2022 are preliminary and subject to audit adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of December 31,	As of December 31,
	2021	2022	2022
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	322,777	783,611	113,613
Time deposits	268	273	40
Restricted cash	749,770	873	127
Short-term investments	503,831	232,152	33,659
Accounts receivable, net	248,339	405,139	58,740
Inventories, net	255,411	232,260	33,675
Amounts due from NetEase Group	6,192	7,888	1,144
Prepayment and other current assets	182,577	207,777	30,124
Assets held for sale	497	—	—
Total current assets	2,269,662	1,869,973	271,122

Non-current assets:
Property, equipment and software, net	80,315	92,116	13,356
Operating lease right-of-use assets, net	118,104	78,405	11,368
Long-term investments	32,518	90,703	13,151
Goodwill	109,944	109,944	15,940
Other assets, net	22,436	35,015	5,075
Assets held for sale	1,088	—	—
Total non-current assets	364,405	406,183	58,890

Total assets	2,634,067	2,276,156	330,012

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	161,006	282,354	40,937
Payroll payable	277,383	266,340	38,616
Amounts due to NetEase Group	83,041	68,809	9,976
Contract liabilities	1,065,639	1,067,285	154,742
Taxes payable	53,323	50,908	7,381
Accrued liabilities and other payables	515,567	564,922	81,907
Short-term loans from NetEase Group	878,000	878,000	127,298
Total current liabilities	3,033,959	3,178,618	460,857

Non-current liabilities:
Long-term lease liabilities	73,070	43,635	6,326
Long-term loans from NetEase Group	255,028	522,345	75,733
Other non-current liabilities	2,411	8,832	1,281
Total non-current liabilities	330,509	574,812	83,340

Total liabilities	3,364,468	3,753,430	544,197

Mezzanine equity	78,592	64,571	9,362

Shareholders' deficit:
Youdao's shareholders' deficit	(807,067)	(1,535,089)	(222,567)
Noncontrolling interests	(1,926)	(6,756)	(980)
Total shareholders' deficit	(808,993)	(1,541,845)	(223,547)

Total liabilities, mezzanine equity and shareholders’ deficit	2,634,067	2,276,156	330,012

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8972 on the last trading day of December (December 30, 2022) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	579,259	888,493	806,270	116,899	2,441,421	3,084,375
Smart devices	317,702	356,480	406,956	59,003	980,424	1,256,446
Online marketing services	151,836	157,461	240,756	34,906	593,949	672,361
Total net revenues	1,048,797	1,402,434	1,453,982	210,808	4,015,794	5,013,182

Cost of revenues (2)	(603,504)	(642,254)	(679,295)	(98,489)	(2,026,956)	(2,426,766)
Gross profit	445,293	760,180	774,687	112,319	1,988,838	2,586,416

Operating expenses:
Sales and marketing expenses (2)	(420,437)	(709,769)	(515,944)	(74,805)	(2,077,638)	(2,328,095)
Research and development expenses (2)	(170,245)	(212,926)	(179,474)	(26,021)	(607,373)	(803,791)
General and administrative expenses (2)	(46,112)	(56,520)	(54,597)	(7,916)	(190,297)	(229,210)
Impairment of intangible assets from business combination	(56,778)	—	—	—	(56,778)	—
Total operating expenses	(693,572)	(979,215)	(750,015)	(108,742)	(2,932,086)	(3,361,096)
(Loss)/Income from operations	(248,279)	(219,035)	24,672	3,577	(943,248)	(774,680)

Interest income	3,012	4,033	3,072	445	18,780	12,908
Interest expense	(8,428)	(12,277)	(14,643)	(2,123)	(31,644)	(45,607)
Others, net	12,339	40,058	3,767	546	36,673	81,445
(Loss)/Income before tax	(241,356)	(187,221)	16,868	2,445	(919,439)	(725,934)

Income tax benefit/(expense)	556	1,108	(13,833)	(2,006)	(6,648)	(13,844)
Net (loss)/income from continuing operations	(240,800)	(186,113)	3,035	439	(926,087)	(739,778)
Net income/(loss) from discontinued operations	199,290	—	—	—	(100,267)	(6,105)
Net (loss)/income	(41,510)	(186,113)	3,035	439	(1,026,354)	(745,883)
Net loss attributable to noncontrolling interests	24,897	2,194	9,263	1,343	30,699	18,851
Net (loss)/income attributable to ordinary shareholders of the Company	(16,613)	(183,919)	12,298	1,782	(995,655)	(727,032)
Including:
Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(215,903)	(183,919)	12,298	1,782	(895,388)	(720,927)
Net income/(loss) from discontinued operations attributable to ordinary shareholders of the Company	199,290	—	—	—	(100,267)	(6,105)

Basic net (loss)/income per ADS	(0.13)	(1.49)	0.10	0.01	(8.18)	(5.88)
-Continuing operations	(1.75)	(1.49)	0.10	0.01	(7.36)	(5.83)
-Discontinued operations	1.62	—	—	—	(0.82)	(0.05)

Diluted net (loss)/income per ADS	(0.13)	(1.49)	0.10	0.01	(8.18)	(5.88)
-Continuing operations	(1.75)	(1.49)	0.10	0.01	(7.36)	(5.83)
-Discontinued operations	1.62	—	—	—	(0.82)	(0.05)

Shares used in computing basic net (loss)/income per ADS	123,193,273	123,767,013	123,584,460	123,584,460	121,650,907	123,597,604
Shares used in computing diluted net (loss)/income per ADS	123,193,273	123,767,013	124,345,717	124,345,717	121,650,907	123,597,604

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.8972 on the last trading day of December (December 30, 2022) as set forth in the H. 10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	3,249	798	1,231	178	7,862	5,984
Sales and marketing expenses	2,800	2,879	3,249	471	10,521	12,669
Research and development expenses	8,735	7,586	5,702	828	33,775	30,578
General and administrative expenses	5,449	4,801	6,845	992	20,043	21,478

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	579,259	888,493	806,270	116,899	2,441,421	3,084,375
Smart devices	317,702	356,480	406,956	59,003	980,424	1,256,446
Online marketing services	151,836	157,461	240,756	34,906	593,949	672,361
Total net revenues	1,048,797	1,402,434	1,453,982	210,808	4,015,794	5,013,182

Cost of revenues
Learning services	281,433	315,086	289,829	42,021	980,700	1,172,703
Smart devices	219,703	212,365	218,969	31,748	618,925	765,641
Online marketing services	102,368	114,803	170,497	24,720	427,331	488,422
Total cost of revenues	603,504	642,254	679,295	98,489	2,026,956	2,426,766

Gross margin
Learning services	51.4%	64.5%	64.1%	64.1%	59.8%	62.0%
Smart devices	30.8%	40.4%	46.2%	46.2%	36.9%	39.1%
Online marketing services	32.6%	27.1%	29.2%	29.2%	28.1%	27.4%
Total gross margin	42.5%	54.2%	53.3%	53.3%	49.5%	51.6%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,
	2021	2022	2022	2022	2021	2022
	RMB	RMB	RMB	USD	RMB	RMB

Net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(215,903)	(183,919)	12,298	1,782	(895,388)	(720,927)
Add: share-based compensation	20,233	16,064	17,027	2,469	72,201	70,709
amortization of intangible assets from business combination	1,976	—	—	—	2,972	—
impairment of long-term investments	—	3,500	1,800	261	7,000	10,300
impairment of intangible assets from business combination	56,778	—	—	—	56,778	—
Less: tax effects on non-GAAP adjustments	(8,813)	—	—	—	(8,962)	—
GAAP to non-GAAP reconciling items for the loss attributable to noncontrolling interests	(22,473)	—	—	—	(22,854)	—
Non-GAAP net (loss)/income from continuing operations attributable to ordinary shareholders of the Company	(168,202)	(164,355)	31,125	4,512	(788,253)	(639,918)

Non-GAAP basic net (loss)/income from continuing operations per ADS	(1.37)	(1.33)	0.25	0.04	(6.48)	(5.18)
Non-GAAP diluted net (loss)/income from continuing operations per ADS	(1.37)	(1.33)	0.25	0.04	(6.48)	(5.18)